

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

January 30, 2009

Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, New Jersey 08540

   RE: **Rockwood Holdings, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2007
      Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
      and September 30, 2008
      File No. 1-32609

      Rockwood Specialties Group, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2007
      Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
      and September 30, 2008
      File No. 333-109686

Dear Mr. Zatta:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding our review of the financial statements and related matters.

               Sincerely,

               John Hartz
               Senior Assistant
               Chief Accountant